June 13, 2011

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-0404

Re:       W.W. Grainger, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 18, 2011
File No. 001-05684

Dear Mr. Owings:

We are writing in response to your letter dated June 2, 2011, commenting on our above-referenced filings.

For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibit

1.
It appears that this Form 10-K is incorporated by reference into an effective registration statement filed on Form S-8 on April 28, 2010.  Therefore, please amend your Form 10-K to file a written consent of your independent registered public accounting firm pursuant to Item 601(b)(23) of Regulation S-K.

Response:

As discussed with Mr. Christopher Chase on June 6, 2011, we note that Ernst & Young LLP's consent included in the Form 10-K filing for the fiscal year ended December 31, 2010 covers the registration statement filed on Form S-8 on April 28, 2010, file number 333-166345.

Definitive Proxy Statement on Schedule 14A Filed March 18, 2011

Directors, page 5

Annual Election of Directors, page 6

2.
We note your disclosure on pages 7 and 8 that your Board determined to make an exception to the age limitation set forth in your Criteria for Membership on the Board of Directors with respect to the nominations of Messrs. Gantz and McCarter.  Please provide us with proposed disclosure that sets forth the specific factors your Board considered in determining an exception was appropriate.

Response:

The Company annually elects all of its directors.  To assist in assessing the qualifications of director nominees, the Board has adopted Criteria for the Membership on the Board of Directors (“Criteria”).  The Criteria provides guidance by setting forth characteristics to be considered in the context of the needs of the Board.

As an initial matter, the Criteria provides guidance for assessing a nominee’s individual characteristics, such as reputation, judgment, objectivity, strategic perspectives, accomplishments and other relevant experience, qualifications, attributes and skills.  The Criteria also indicates that a nominee’s knowledge of the Company and his or her time, energy, and willingness to serve are relevant considerations.

Once it is determined that the individual provides a relevant mix of experience, qualifications, attributes, and skills, the Criteria then instructs the Board to consider additional factors, including the directors’ age.  Here,  rather than having a strict limitation of director’s age, the Criteria provides discretion:  an outside director who has passed his or her 72nd birthday generally shall not be nominated.

For both Messrs. Gantz and McCarter, the Board decided that their continued service would be beneficial and appropriate.

In the future, should the Board determine an exception to the general guideline relating to Director service after age 72, we propose a disclosure similar to the following:

Under Grainger’s Criteria for Membership on the Board of Directors, an outside director who has passed his or her 72nd birthday generally would not be nominated.  Director X has reached an age that exceeds the general guideline.  However, given Director X’s performance as a member of the Board, and his/her experience, qualifications, attributes and skills, the Board has determined that an exception to this general principle for Director X is appropriate.

3.
Please provide us with proposed disclosure that expands your discussion on pages 9 and 10 regarding Messrs. Santi and Slavik to specifically describe their business experience during the past five years.  See Item 401(e) of Regulation S-K.

Response:

In the future, we proposed to expand the disclosures relating to Messrs. Santi and Slavik as follows:

E. Scott Santi, age 49, is Vice Chairman of Illinois Tool Works Inc. (‘‘ITW’’), a worldwide manufacturer and marketer of engineered components and industrial systems and consumables.  In December 2008, Mr. Santi was named to his current position of Vice Chairman with responsibility for ITW's Worldwide Welding, Electronic Component Fabrication, Aircraft Ground Support Equipment Group, and Food Equipment businesses.  From 2004 until 2008, Mr. Santi served as an Executive Vice President of ITW responsible for the company’s Worldwide Welding, Electronic Component Fabrication, and Aircraft Ground Support Equipment Groups.  He is a member of the board of trustees of the Ravinia Festival Association.  Mr. Santi, an independent director, was first elected a director of Grainger in 2010 and is a member of the Audit Committee and the Board Affairs and Nominating Committee.

James D. Slavik, age 58, is Chairman and a director of Mark IV Capital, Inc., a private  commercial real estate development and investment company that was founded in 1974.  Mark IV Capital acquires, invests in, develops and manages commercial real estate projects.  Mr. Slavik was named to his current position in 2003, after serving as Mark IV Capital Inc.’s Chairman and Chief Executive Officer from 1990 to 2003.  He is also a director of the Hoag Hospital Foundation.  Mr. Slavik, an independent director, was first elected a director of Grainger in 1987 and is a member of the Board Affairs and Nominating Committee and the Compensation Committee.

Compensation Discussion and Analysis, page 28

10.  Stock Ownership Guidelines, page 43

4.
We note your disclosure on page 44 that the manner in which you determine NEO compliance with your share ownership guidelines is “[c]onsistent with market best practices….”  Please advise us of the basis for this statement.

Response:

In order to make the statement that Grainger's practice in this area is consistent with market best practices, we compared the manner in which we determine NEO share ownership to the 2010 Aon Hewitt Total Compensation Database which contains the prevalence of including various forms of equity towards satisfying stock ownership requirements.  Aon Hewitt has advised us that using the forms of equity that we consider to satisfy stock ownership requirements (directly owned shares [including those held as a joint tenant or as tenant in common], restricted stock units, shares underlying performance shares once the number of shares is fixed, shares owned in a self-directed IRA, and certain shares held for the benefit of a spouse of minor child) represents market best practices.  On average, approximately two thirds of the companies included in this database utilized these forms of equity to satisfy NEO ownership requirements.  Based upon this comparison, we concluded that Grainger's practice is consistent with market best practices.

As you have requested, we hereby acknowledge the following:

•	Grainger is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Grainger may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing responses adequately address the comments raised in your letter dated June 2, 2011.  If there are any additional questions or comments, or if further clarification is needed, please contact the undersigned at (847) 535-1173.  Thank you very much.

Sincerely,

\s\Gregory S. Irving
Gregory S. Irving
VP Finance & Controller, Chief Accounting Officer
W.W. Grainger, Inc.